Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements – Unaudited

For the Three and Six Months Ended June 30, 2022

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian Dollars

As at	Notes	June 30, 2022	December 31, 2021
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	5	$16,221,846	$23,075,713
Receivables	6	1,798,747	1,407,127
Inventory	7	3,495,459	3,390,822
Notes receivable	8	531,161	190,170
Prepaids	9	2,297,957	5,494,877
		24,345,170	33,558,709

Non-current Assets
Goodwill	12	6,003,903	5,940,409
Equipment	11	289,462	297,043
Intangible assets	12	509,916	593,901
Investments	10	230,342	291,066
Notes receivable	8	1,004,197	964,006
Right of use asset	13	406,426	468,106
TOTAL ASSETS		$32,789,416	$42,113,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	15	$1,134,159	$799,139
Customer deposits		97,744	172,134
Deferred income		88,535	73,286
Loans payable	16	6,745	6,745
Derivative liability	17	696,424	5,560,002
Lease liability	14	110,977	110,481
		2,134,584	6,721,787

Non-current Liabilities
Loans payable	16	85,771	86,572
Lease liability	14	325,508	378,642
TOTAL LIABILITIES		2,545,863	7,187,001

SHAREHOLDERS’ EQUITY
Share capital	17	81,225,257	81,038,365
Reserves – share-based payments	17	7,188,709	6,406,117
Accumulated deficit		(58,051,202)	(52,322,182)
Accumulated other comprehensive loss		(119,211)	(196,061)
TOTAL SHAREHOLDERS’ EQUITY		30,243,553	34,926,239
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$32,789,416	$42,113,240

Nature and Continuance of Operations (Note 1)

Subsequent events (Note 8)

Approved and authorized for issuance by the Board of Directors on August 09, 2022.

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the six months ended
		June 30,	June 30, 2021	June 30,	June 30, 2021
	Note	2022	(restated - note 3)	2022	(restated – note 3)

Revenue from sales of goods	18	$1,532,984	$1,487,983	$3,170,700	$2,617,290
Revenue from provision of services	18	837,131	493,889	1,243,977	904,318
TOTAL REVENUE		2,370,115	1,981,872	4,414,677	3,521,608

COST OF SALES		(1,356,526)	(1,253,279)	(2,584,938)	(2,278,008)

GROSS PROFIT		1,013,589	728,593	1,829,739	1,243,600

OPERATING EXPENSES
Amortization	12	$44,606	$125,326	$89,146	$139,020
Depreciation	11,13	44,860	39,913	92,007	75,215
Director fees	20	107,778	84,528	215,224	171,219
Insurance		1,445,359	26,537	2,904,124	40,152
Office and miscellaneous	19	1,472,913	635,565	3,080,750	2,961,351
Professional fees		2,068,860	842,693	2,942,500	1,711,172
Research and development		204,057	71,653	518,497	86,701
Share-based payments	17	230,178	831,897	873,503	1,881,763
Travel		119,132	31,274	195,604	60,032
Wages and salaries		1,438,702	651,566	2,438,909	1,053,927
		(7,176,445)	(3,340,952)	(13,350,264)	(8,180,552)
OTHER INCOME (EXPENSES)
Change in fair value of derivative liability	17	6,094,438	(4,821,177)	4,863,578	(45,840,349)
Finance and other costs		7,519	(4,302)	21,667	(10,707)
Foreign exchange gain (loss)		550,246	(219,996)	163,306	(74,901)
Loss on disposal of assets	11	-	-	(10,755)	-
Note receivable impairment recovery	8	-	-	771,260	-
Other income (loss)		(14,032)	49,900	(17,551)	53,898
NET INCOME (LOSS)		$475,315	$(7,607,934)	$(5,729,020)	$(52,809,011)
TAXES		-	(82,820)	-	(82,820)
OTHER COMPREHENSIVE LOSS
Foreign exchange translation		192,484	9,684	137,574	18,971
Change in fair value of equity investments at FVOCI	10	(27,475)	(414,286)	(60,724)	(137,143)
COMPREHENSIVE INCOME (LOSS)		640,324	(8,095,356)	(5,652,170)	(53,010,003)
Loss per share
Basic/Diluted		$0.01	$(0.29)	$(0.17)	$(2.25)
Weighted average number of common shares outstanding		33,205,547	26,081,074	33,195,758	23,544,651

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Loss
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2020	17,218,695	$36,943,304	$3,024,007	$(36,119,210)	$-	$104	$3,848,205
Shares issued for acquisition	1,200,000	2,303,999	1,241,250	-	-	-	3,545,249
Shares issued for financing	6,488,691	18,717,438	-	-	-	-	18,717,438
Share issue costs	-	(273,169)	-	-	-	-	(273,169)
Shares issued for exercise of RSUs	150,000	396,249	(396,249)	-	-	-	-
Shares issued for exercise of warrants	1,580,525	3,951,312	-	-	-	-	3,951,312
Shares issued for exercise of stock options	380,499	1,859,116	(898,743)	-	-	-	960,373
Shares issued in lieu of cash	15,000	198,000	-	-	-	-	198,000
Share-based payments	-	-	1,881,763	-	-	-	1,881,763
Net loss	-	-	-	(52,891,831)	-	-	(52,891,831)
Change in fair value of equity investments at FVOCI	-	-	-	-	(137,143)	-	(137,143)
Translation of foreign operations	-	-	-	-	-	18,971	18,971

Balance at June 30, 2021 (restated – note 3)	27,033,410	$64,096,249	$4,852,028	$(89,011,041)	$(137,143)	$19,075	$(20,180,832)

Shares issued for financing	5,095,966	17,374,749	-	-	-	-	17,374,749
Share issue costs	-	(4,405,652)	864,060	-	-	-	(3,541,592)
Shares issued for exercise of RSUs	298,660	1,355,803	(1,355,803)	-	-	-	-
Shares issued for exercise of warrants	359,009	978,478	-	-	-	-	978,478
Shares issued for exercise of stock options	25,000	78,750	(25,000)	-	-	-	53,750
Shares issued in lieu of cash	356,901	1,559,988	-	-	-	-	1,559,988
Share-based payments	-	-	2,070,832	-	-	-	2,070,832
Net income	-	-	-	36,688,859	-	-	36,688,859
Change in fair value of equity investments at FVOCI	-	-	-	-	(195,497)	-	(195,497)
Translation of foreign operations	-	-	-	-	-	117,504	117,504

Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239

					Accumulated Other Comprehensive Loss
	Number of Shares	Share Capital	Reserves – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	74,227	-	-	-	-	74,227
Shares issued for the exercise of RSU’s	11,666	65,912	(65,912)	-	-	-	-
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	873,504	-	-	-	873,504
Net loss	-	-	-	(5,729,020)	-	-	(5,729,020)
Change in fair value of equity investments at FVOCI	-	-	-	-	(60,724)	-	(60,724)
Translation of foreign operations	-	-	-	-	-	137,574	137,574
Balance at June 30, 2022	33,209,650	$81,225,257	$7,188,709	$(58,051,202)	$(393,364)	$274,153	$30,243,553

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

For the six months ended June 30,	2022	2021

OPERATING ACTIVITIES
Net loss	$(5,729,020)	$(52,891,831)
Adjustments for:
Amortization	89,146	139,020
Depreciation	92,007	75,215
Change in fair value of derivative liability	(4,863,578)	45,840,349
Impairment of notes receivable	(771,260)	-
Finance and other costs	4,607	10,707
Income from government assistance	(2,572)	(21,661)
Share-based payments	873,503	1,881,763
	(10,307,167)	(4,966,438)

Net changes in non-cash working capital items:
Receivables	(391,620)	91,003
Inventory	(104,637)	(330,987)
Prepaids	3,196,920	(1,020,462)
Right of use asset	-	(181,037)
Trade payables and accrued liabilities	256,093	(669,920)
Customer deposits	(74,390)	(259,086)
Deferred income	(12,635)	322,658
Loans	-	(2,658)
Lease liability	-	181,069
Funds used in operating activities	(7,437,436)	(6,835,858)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash received	-	(250,000)
Purchase of equipment	(33,501)	(155,540)
Disposal of equipment	10,755	-
Development of intellectual property	-	(39,478)
Purchase of investments	-	(500,000)
Repayment (Issuance) of notes receivable	450,000	(451,048)
Funds used in investing activities	427,254	(1,396,066)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	-	18,717,438
Share issue costs	(5,122)	(273,169)
Proceeds from issuance of common shares for warrants exercised	74,227	3,951,312
Proceeds from issuance of common shares for stock options exercised	26,875	960,373
Proceeds from issuance of common shares in lieu of cash	-	198,000
Proceeds from issuance of loans	-	60,000
Loans repayments	(3,374)	(41,055)
Repayment of lease liability	(73,865)	(56,786)
Funds provided by financing activities	18,741	23,516,113

Effects of exchange rate changes on cash	137,574	18,971
Change in cash	(6,991,441)	15,284,189
Cash, beginning of period	23,075,713	1,982,416
Cash, end of period	$16,221,846	$17,285,576

Cash and cash equivalents consist of the following:
Cash held in banks	$15,938,501	$17,002,784
Guaranteed investment certificate	283,345	282,792
	$16,221,846	$17,285,576

The accompanying notes are an integral part of these consolidated financial statements.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting, are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the financial statements for the year ended December 31, 2021.

These consolidated financial statements were authorized for issue by the Board of Directors on August 9, 2022.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases.

The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

3. RESTATEMENT TO PREVIOUS PERIODS

The comparative financial information of the Company as at June 30, 2021 has been adjusted as follows:

Vital Intelligence Inc. (“Vital”) acquisition

In the prior period financial statements as at June 30, 2021, the Company recorded the contingent consideration with respect to the Vital acquisition (note 4) as equity. Upon management’s review at December 31, 2021, management determined that the contingent consideration did not meet the criteria to recognize it as an asset and thus reclassified it as a contingent liability. This change also resulted in the removal of the contingent shares from the weighted average number of shares calculation.

As a result of the change, the following adjustments were made to the comparative financial information:

For the three months ended June 30, 2021	Amounts before restatement	Restatement	Amounts restated
Condensed consolidated interim statement of loss
Weighted average number of shares outstanding – basic & diluted	26,981,074	(900,000)	26,081,074
Net loss per share – basic and diluted	$(0.28)	$(0.01)	$(0.29)

For the six months ended June 30, 2021	Amounts before restatement	Restatement	Amounts restated
Condensed consolidated interim statement of loss
Weighted average number of shares outstanding – basic & diluted	24,041,889	(497,238)	23,544,651
Net loss per share – basic and diluted	$(2.20)	$(0.05)	$(2.25)

For the six months ended June 30, 2021
Condensed consolidated interim statement of changes in shareholders’ equity	$	$	$
Share capital	76,012,250	(11,916,001)	64,096,249
Equity reserve	6,683,635	(1,831,607)	4,852,028
Balance at June 30, 2021	(6,433,224)	(13,747,308)	(20,180,832)

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

4. VITAL ACQUISITION

On March 25, 2021, the Company acquired the assets of Vital, a company that had developed a health/telehealth platform that could detect a number of key underlying respiratory symptoms. The Company acquired it to diversify it’s existing product line as well as recognized opportunities that an initial focus on COVID-19 screening set of technologies would most likely lead to other facets within the healthcare field creating revenue growth from a new vertical, for consideration of: (a) a cash payment of $500,000 and (b) 1,200,000 units of the Company with each unit being comprised of one common share and one warrant (the “Acquisition”). Each warrant will entitle the holder to acquire one common share for a period of 24 months following closing for $13.35 and the Company will be able to accelerate the expiry date of the warrants after one year in the event the underlying common shares have a value of at least 30% greater than the exercise price of the warrants. The units will be held in escrow with 300,000 units being released at closing and the remainder to be released upon the Company reaching certain revenue milestones received from the purchased assets. The units were issued on March 22, 2021. On August 19, 2021 the parties agreed to reduce the final payment from $250,000 to $227,984 due to certain assets listed in the purchase agreement had not been delivered by Vital.

The units of the Company are to be released from escrow, as follows:

a)	300,000 units shall be released on the closing date (released);
b)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $2,000,000;
c)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $4,000,000; and
d)	300,000 units shall be released from escrow upon the Vital assets earning revenue in the aggregate amount of $6,000,000.

The 900,000 shares held in escrow are classified as a derivative liability and are valued based upon the weighted average probability of achieving the milestones necessary to release the shares held in escrow, discounted for liquidity. The 900,000 units will be forfeited and cancelled within two years of the closing if the Company does not meet the revenue milestones.

On acquisition, the fair value of the derivative liability (note 17) was $4,797,717. At June 30, 2022, the liability was revalued based upon new weighted average probabilities of achieving the revenue milestones. As a result, the fair value was adjusted to $470,114, with the difference flowing through the condensed consolidated interim statement of loss.

Contingent consideration
Fair value of contingent consideration	$4,797,717
Change in fair value of contingent consideration	(4,103,487)
Contingent consideration at December 31, 2021	694,230
Change in fair value of contingent consideration	(224,116)
Contingent consideration at June 30, 2022 (note 17)	$470,114

The purchase price allocation (“PPA”) is as follows:

Number of units of Draganfly Inc.	578,248
Fair value of units	$14.43
Fair value of units of Draganfly Inc.	$8,342,966
Cash portion of purchase price	466,643
Total	$8,809,609

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

4. VITAL ACQUISITION (CONT’D)

Identifiable intangible assets
Brand	$23,000
Software	433,000
456,000
Goodwill	8,353,609
Total consideration	$8,809,609

Significant estimates are as follows:

●	Number of units issued based upon a weighted average calculation for the Company achieving the revenue targets.
●	Brand fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 0.25% and discount rate of 14.4% per annum.
●	Software fair value based on an income approach, specifically relief from royalty methodology, using a reasonable royalty rate of 5.0% and discount rate of 14.4% per annum.

Furthermore, the excess of the consideration paid over the fair value of the identifiable assets acquired was recognized as goodwill.

5. CASH AND CASH EQUIVALENTS

	June 30, 2022	December 31, 2021
Cash held in banks	$15,938,501	$22,729,212
Guaranteed investment certificates	283,345	346,501
	$16,221,846	$23,075,713

6. RECEIVABLES

	June 30, 2022	December 31, 2021
Trade accounts receivable	$1,233,199	$951,314
Corporate taxes receivable	100,000	182,820
GST receivable	465,548	$272,993
	$1,798,747	$1,407,127

7. INVENTORY

	June 30, 2022	December 31, 2021
Finished goods	$1,837,933	$3,017,363
Parts	1,657,526	373,459
	$3,495,459	$3,390,822

During the six months ended June 30, 2022, $2,247,294 (2021: $1,854,383) of inventory was recognized in cost of sales.

Cost of sales consist of the following:

	June 30, 2022	June 30, 2021
Inventory	$2,247,294	$1,974,878
Consulting and services	323,654	280,435
Other	13,990	22,695
	$2,584,938	$2,278,008

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

8. NOTES RECEIVABLE

	Start Date	Maturity Date	Rate	Principal	Interest	Accretion	Impairment recovery	Repayments	Total
Note 1(1)	2021-04-21	2022-10-21	0%	$181,222	$-	$7,309	$-	$-	$188,531
Note 2(1)	2021-09-22	2024-09-22	5%	967,139	23,592	13,466	-	-	1,004,197
Note 3	2021-11-17	2022-04-26	8%	-	21,370	-	771,260	(450,000)	342,630
Total				$1,148,361	$44,962	$20,775	$771,260	$(450,000)	$1,535,358

(1)	These notes are denominated in US dollars and are converted to Canadian dollars at the reporting date.

	Current assets	Non-Current assets
Note 1	$188,531	$-
Note 2	-	1,004,197
Note 3	342,630	-
	$531,161	$1,004,197

Note 1 is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this loan which was the investee’s most recent financing.

Note 2 bears interest at 5%, is unsecured, and contains a conversion feature upon sale of the recipient. This note is measured at fair value through profit or loss. The fair value was determined based on the price the company paid for this convertible loan which was the investee’s most recent financing.

Note 3 was issued pursuant to letter of intent on an acquisition that the Company is no longer pursuing. The loan is interest bearing at 8% and was due April 26, 2022. At December 31, 2021, management determined that it was unlikely that either the loan will be repaid or the Company will receive some other type of return, therefore, the loan was written down to $nil. During the six months ended June 30, 2022, the parties agreed on a repayment plan, with $450,000 paid upon execution of the agreement, and the remaining balance to be paid within 90 days of the signed agreement.

9. PREPAIDS

	June 30, 2022	December 31, 2021
Insurance	$67,323	$2,938,246
Prepaid director fees	111,188	107,763
Prepaid interest	-	6,969
Prepaid marketing services	1,278,399	1,638,179
Prepaid rent	6,672	-
Prepaid subscriptions	533	35,687
Deposits	833,842	768,033
	$2,297,957	$5,494,877

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

10. INVESTMENTS

Balance at December 31, 2021	$291,066
Change in fair value	(60,724)
Balance at June 30, 2022	$230,342

Fair value of investments is comprised of:

Public company shares	$100,000
Public company warrants	1,429
Private company shares	128,913
Balance at June 30, 2022	$230,342

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expire on March 17, 2023. The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2022	March 10, 2021
Risk free interest rate	3.09%	0.28%
Expected volatility	102.69%	150.88%
Expected life	0.71 years	2 years
Expected dividend yield	0%	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000.

11. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at January 1, 2021	$24,397	$171,606	$4,352	$29,967	$27,652	$257,974
Additions	29,713	170,866	-	-	12,000	212,579
Revaluation	-	-	-	-	(3,619)	(3,619)
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	31,821	1,680	-	-	-	33,501
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at June 30, 2022	$67,243	$308,053	$-	$-	$36,033	$411,329

Accumulated depreciation
Balance at January 1, 2021	$12,392	$59,963	$3,220	$22,496	$6,033	$104,104
Charge for the year	12,899	42,314	1,132	2,241	7,201	65,787
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the period	15,022	13,782	-	-	1,523	30,327
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at June 30, 2022	$24,393	$82,717	$-	$-	$14,757	$121,867

Net book value:
December 31, 2021	$28,819	$240,195	$-	$5,230	$22,799	$297,043
June 30, 2022	$42,850	$225,336	$-	$-	$21,276	$289,462

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software	Goodwill	Total
Cost
Balance at January 1, 2021	$41,931	$197,000	$-	$119,000	$2,166,563	$2,524,494
Intangible assets acquired in the Transaction	-	-	23,000	433,000	8,353,609	8,809,609
Impairment of Goodwill	-	-	-	-	(4,579,763)	(4,579,763)
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Foreign exchange translation	-	-	387	7,285	63,494	71,166
Balance at June 30, 2022	$41,931	$197,000	$23,387	$559,285	$6,003,903	$6,825,506

Accumulated amortization
Balance at January 1, 2021	$41,931	$26,267	$-	$15,866	$-	$84,064
Change for the year	-	34,147	3,450	98,369	-	135,966
Balance at December 31, 2021	41,931	60,414	3,450	114,235	-	220,030
Change for the period	-	13,659	2,300	73,187	-	89,146
Foreign exchange translation	-	-	96	2,415	-	2,511
Balance at June 30, 2022	$41,931	$74,073	$5,846	$189,837	$-	$311,687
Net book value:
December 31, 2021	$-	$136,586	$19,550	$437,765	$5,940,409	$6,534,310
June 30, 2022	$-	$122,927	$17,541	$369,448	$6,003,903	$6,513,819

Brand

On March 25, 2021, the Company acquired the assets of Vital (note 4) and assigned $23,000 to the fair value of the brand.

Software

On March 25, 2021, the Company acquired the assets of Vital and assigned $433,000 to the fair value of the software.

Goodwill

On April 30, 2020, the Company acquired a 100% interest in Dronelogics, which included goodwill. Goodwill was valued at $2,166,563.

On March 25, 2021, the Company acquired the assets of Vital, which included goodwill. Goodwill was valued at $8,353,609.

On December 31, 2021 the Company performed its annual goodwill impairment test on Vital and Dronelogics. The Company determined the recoverable amount based on a value in use calculation using the following key assumptions:

●	5 year post tax cash flow projections expected to be generated based on a financial forecast with a terminal growth rate of 2%
●	Budgeted cash flows calculated using a weighted average revenue EBITDA margin of 14% for Drone and 42% for Vital respectively were estimated by management based on the past performance and future growth prospects as well as observed trends among comparable companies.
●	Cash flows were discounted at the weighted average cost of capital of 17% for Dronelogics and 24% for Vital based on peer group averages and adjusted for the Company’s risk factors.

Based on the annual goodwill impairment test, the Company deemed that the goodwill for Vital required impairment, as such the Company recorded an impairment of $4,579,763.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

12. INTANGIBLE ASSETS AND GOODWILL (CONT’D)

The most sensitive inputs to the value in use model are the growth and discount rates. All else being equal:

●	A 10% reduction in the Value in use for the discounted cash flow model would result in a reduction of $597,100 for Dronelogics and $570,133 for Vital.

Changing the above assumption would result in an impairment for Dronelogics, and would result in additional impairment for Vital.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts.

13. RIGHT OF USE ASSETS

Total
Cost
Balance at December 31, 2020	$242,967
Additions	447,242
Lease removal	(7,092)
Balance at December 31, 2021	$683,117
Additions	-
Balance at June 30, 2022	$683,117

Accumulated depreciation
Balance at December 31, 2020	$98,548
Charge for the year	109,311
Historical correction	7,152
Balance at December 31, 2021	$215,011
Charge for the period	61,680
Balance at June 30, 2022	$276,691

Net book value:
December 31, 2021	$468,106
June 30, 2022	$406,426

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

14. LEASE LIABILITY

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 10.5%

Total
Balance at December 31, 2020	$158,124
Additions	440,675
Interest expense	26,964
Lease payments	(128,995)
Lease removal	(7,645)
Balance at December 31, 2021	$489,123
Interest expense	21,227
Lease payments	(73,865)
Balance at June 30, 2022	$436,485

Which consists of:
Current lease liability	$110,977
Non-current lease liability	325,508
Balance at June 30, 2022	$436,485

Maturity analysis	Total
Less than one year	$151,300
One to three years	229,202
Four to five years	136,177
Greater than five years	-
Total undiscounted lease liabilities	516,679
Amount representing implicit interest	(80,194)
$436,485

15. TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021
Trade accounts payable	$573,608	$362,890
Accrued liabilities	526,842	402,540
Government grant payable	33,709	33,709
	$1,134,159	$799,139

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

16. LOANS PAYABLE

	June 30, 2022	December 31, 2021
Opening balance	$93,317	$97,916
Issuance of loans payable	-	60,000
Fair value adjustment	-	(24,576)
Repayment of loans payable	(3,374)	(44,428)
Accretion expense	2,573	4,405
Ending balance	$92,516	$93,317

	Start Date	Maturity Date	Rate	Carrying Value June 30, 2022	Carrying Value December 31, 2021
CEBA	2020-05-19	2022-12-31	0%	$38,669	$37,384
CEBA	2021-04-23	2022-12-31	0%	38,670	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	15,177	18,550
Total				$92,516	$93,317

On May 19, 2020, Dronelogics received a $40,000 CEBA loan. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%. On December 4, 2020, the Government of Canada allowed for an expansion of the CEBA loan by $20,000, of which, an additional $10,000 is forgivable if the entire loan is repaid on or before December 31, 2023.

On April 23, 2021, Draganfly Innovations Inc. received a $60,000 CEBA loan. This loan is currently interest free and up to $20,000 is forgivable if the loan is repaid on or before December 31, 2023. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

The CEBA loans are unsecured and the vehicle loan is secured by the vehicle.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the six months ended June 30, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $74,227.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 11,666 common shares for the vesting of restricted share units.

During the year ended December 31, 2021,

●	The Company issued 1,580,525 common shares for the exercise of warrants for $3,951,312.
●	The Company issued 150,000 common shares for the vesting of Restricted Share Units.
●	The Company issued 392,999 common shares for the exercise of stock options for $987,248.
●	The Company issued 15,000 common shares in lieu of cash.
●	The Company issued 6,488,669 units for the Regulation A+ financing in the United States for proceeds of $18,815,485. Each unit is comprised of one common share and one share purchase warrant. These warrants had a fair value of $0.57 USD allocated to them, have an exercise price of $3.55 USD per warrant, each convert to one common share, and have a life of two years. The fair value of $8,261,511 was allocated to warrant derivative liability.
●	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
●	The Company issued 5,095,966 common shares in a private placement for $25,538,213.
●	The Company issued 359,009 common shares for the exercise of warrants for $978,478.
●	The Company issued 298,660 common shares for the vesting of Restricted Share Units.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 356,901 common shares in lieu of cash.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at June 30, 2022, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	7.34	296,665	296,665
November 19, 2019	November 19, 2029	$2.50	7.39	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	7.84	87,000	87,000
April 30, 2020	April 30, 2030	$3.85	7.84	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	3.01	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	8.41	32,000	21,000
February 2, 2021	February 2, 2031	$13.20	8.60	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	3.69	10,000	7,500
April 27, 2021	April 27, 2031	$10.15	8.83	182,000	60,657
September 9, 2021	September 9, 2026	$4.84	4.44	25,826	-
				923,491	752,822

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Stock options (cont’d)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,193,659	$2.75
Forfeited	(405,494)	2.50
Granted	247,826	10.12
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.50
Forfeited	(100,000)	3.20
Outstanding, June 30, 2022	923,491	$4.78

No options were granted by the Company for the six months ended June 30, 2022

During the year ended December 31, 2021,

●	The Company granted 30,000 options to an employee. Each option is exercisable at $13.20 per share for 10 years.
●	The Company granted 10,000 options to a consultant. Each option is exercisable at $13.90 per share for 5 years.
●	The Company granted 182,000 options to employees and a consultant. Each option is exercisable at $10.15 per share for 10 years.
●	The Company granted 25,826 options to an employee. Each option is exercisable at $4.84 per share for 5 years.

During the six months ended June 30, 2022, the Company recorded $186,756 (2021- $769,776) in stock-based compensation for stock options, based on the fair values of stock options granted which were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Six months ended June 30,	2022	2021
Risk free interest rate	3.21%	0.69%-1.40%
Expected volatility	68.75%	111.87%-113.16%
Expected life	5 years	5 years
Expected dividend yield	0%	0%
Exercise price	$13.90	$13.20-13.90

Volatility is calculated using the historical volatility method based on a comparative company’s stock price.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

As at June 30, 2022, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2020	614,666
Vested	(448,660)
Issued	348,826
Outstanding, December 31, 2021	514,832
Vested	(11,666)
Issued	1,630,000
Outstanding, June 30, 2022	2,133,166

During the six months ended June 30, 2022, 11,666 RSU’s fully vested according to the terms and the Company committed to grant 1,630,000 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of one year and three months from the grant date.

During the year ended December 31, 2021, 323,661 RSUs fully vested according to the terms and the Company accelerated the vesting of 124,999 RSUs. The Company issued 348,826 RSUs to employees of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the six months ended June 30, 2022, the Company recorded share-based payment expense of $686,746 (2021: $1,111,986) in stock-based compensation for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a foreign currency that is not the Company’s functional currency, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at January 1, 2021	$748,634
Warrant issuance	8,261,511
Exercised	(98,048)
Change in fair value of warrants outstanding	(4,046,325)
Balance at December 31, 2021	$4,865,772
Exercised	(74,227)
Change in fair value of warrants outstanding	(4,565,235)
Balance at June 30, 2022	$226,310

Derivative liability
Warrants	$226,310
Contingent consideration (note 4)	470,114
Derivative liability at June 30, 2022	$696,424

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price	Number of Warrants Outstanding at June 30, 2022	Fair Value at June 30, 2022	Number of Warrants Outstanding at December 31, 2021	Fair Value at December 31, 2021
November 30, 2020	US$ 3.55	481,484	$5,584	482,425	$182,262
February 5, 2021	US$ 3.55	1,319,675	40,813	1,323,275	951,226
March 5, 2021	US$ 3.55	5,142,324	179,913	5,154,321	3,732,284
		6,943,483	$226,310	6,960,021	$4,865,772

The fair values of these warrants were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2022	December 31, 2021
Risk free interest rate	3.09%	0.23%-0.95%%
Expected volatility	97.55%-103.15%	70.95%-144.59%
Expected life	0.42-2.21 years	2-3 years
Expected dividend yield	0%	0%

Volatility is calculated using the historical volatility method.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2020	2,416,864	$2.95
Exercised	(1,939,534)	2.54
Forfeited	(6,000)	2.50
Issued	7,943,489	5.10
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.44
Outstanding June 30, 2022	8,398,281	$4.99

As at June 30, 2022, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price	Number of warrants outstanding
November 30, 2020	November 30, 2022	US$ 3.55	481,484
February 5, 2021	February 5, 2023	US$ 3.55	1,319,675
March 5, 2021	March 5, 2023	US$ 3.55	5,142,324
March 22, 2021	March 22, 2023	CDN$ 13.35	1,200,000
July 29, 2021	July 29, 2024	US$ 5.00	250,000
September 14, 2021	September 14, 2024	US$ 5.00	4,798
			8,398,281

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

Warrants (cont’d)

The weighted average remaining contractual life of warrants outstanding as of June 30, 2022, was 0.71 years (December 31, 2021 – 1.20 years).

Of 1,200,000 warrants issued on March 22, 2021 to acquire Vital, 900,000 of the warrants are currently held in escrow, to be released upon completion of the milestones (note 4).

18. REVENUE

The Company sub-classifies revenue within the following components: product revenue and services revenue. Product revenue comprises of sales of internally assembled multi-rotor helicopters, industrial aerial video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Services revenue consists of fees charged for custom engineering, drone as a service work, and training and simulation consulting.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Product sales	$1,532,984	$1,487,983	$3,170,700	$2,617,290
Drone service	837,131	251,721	1,243,977	661,684
Services	-	242,168	-	242,634
	$2,370,115	$1,981,872	$4,414,677	$3,521,608

Geographic revenue segmentation is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Canada	$2,136,047	$1,508,277	$4,052,431	$2,277,657
United States	234,068	430,693	362,246	1,200,112
International	-	42,902	-	43,839
	$2,370,115	$1,981,872	$4,414,677	$3,521,608

Non-current assets for each geographic segment are as follows:

As at June 30, 2022	Canada	United States
Goodwill	$2,166,564	$3,837,339
Property and equipment	289,462	-
Intangible assets	197,184	312,732
Investments	230,342	-
Notes receivable	342,630	1,192,728
Right of use assets	406,426	-
	$3,632,608	$5,342,799

19. OFFICE AND MISCELLANEOUS

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Advertising, Marketing, and Investor Relations	$982,824	$443,208	$2,140,768	$2,538,300
Compliance fees	54,956	75,555	102,336	191,289
Contract Work	168,891	24,680	299,866	58,757
Other	266,242	92,122	537,780	173,005
	$1,472,913	$635,565	$3,080,750	$2,961,351

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

20. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of up to six consultants and the costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the six months ended June 30, 2022, the company incurred fees of $210,535 compared to $87,000 in 2021. As at June 30, 2022, the Company was indebted to this company in the amount of $2,508 (December 31, 2021 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the six months ended June 30, 2022, the Company incurred fees of $336,486 compared to $105,782 in 2021. As at June 30, 2022, the Company was indebted to this company in the amount of $35,828 (December 31, 2021 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. The costs of all charges are based on the fees set in the Executive Agreement and are settled on a monthly basis. The Company records these charges under Professional Fees. For the six months ended June 30, 2022, the Company incurred fees of $288,719 compared to $86,968 in 2021. As at June 30, 2022, the Company was indebted to this company in the amount of $nil (December 31, 2021 - $nil).

Trade payables and accrued liabilities:

As at June 30, 2022, the Company had $38,462 (December 31, 2021 - $nil) payable to related parties outstanding that were included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the six months ended June 30, 2022 and 2021 included:

20. RELATED PARTY TRANSACTIONS (CONT’D)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Director fees	$119,245	$84,528	$226,691	$171,219
Management fees paid to a company controlled by CEO and director	236,486	52,017	336,486	105,782
Management fees paid to a company controlled by the President and director	226,219	42,844	288,719	86,968
Management fees paid to a company controlled by a former director	87,341	45,000	170,333	90,000
Salaries	271,499	46,962	399,014	169,937
Share-based payments	314,577	625,149	636,660	1,305,246
	$1,255,317	$896,500	$2,057,903	$1,929,152

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For The Three and Six Months Ended June 30, 2022

Expressed in Canadian Dollars (unaudited)

21. SUPPLEMENTAL CASH FLOW DISCLOSURES

During the period ended June 30, 2022:

-	The Company recorded a change in fair value of investments of $60,724 to other comprehensive loss.

During the year ended December 31, 2021:

-	The Company issued 15,000 common shares in lieu of cash.
-	The Company issued 1,200,000 units for the acquisition of Vital Intelligence. Each unit is comprised of one common share and one warrant. These warrants have an exercise price of $13.35 per warrant, each convert to one common share, and have a life of two years.
-	The Company issued 356,901 common shares in lieu of cash.
-	The Company recorded a change in fair value of investments of $332,640 to other comprehensive loss.